

December 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Goldman Sachs ETF Trust
        Issuer CIK: 0001479026
        Issuer File Number: 333-200933/811-23013
        Form Type: 8-A12B
        Filing Date: December 31, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Goldman Sachs U.S. Large Cap Buffer 1 ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications